Filed by Saxon Capital, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.
Subject Company: Saxon Capital, Inc.
Commission File No. 000-33485

On August 5, 2004, we issued the following press release announcing our annual meeting of shareholders.

NEWS RELEASE

Contact:
Bobbi J. Roberts Vice President, Investor Relations Saxon Capital, Inc. 804.967.7879 InvestorRelations@saxonmtg.com

   For Immediate Release

Saxon Capital, Inc. Announces Annual Shareholders Meeting

GLEN ALLEN, VA. (August 5, 2004) – Saxon Capital, Inc. (“Saxon”) (NASDAQ: SAXN), a residential mortgage lending and servicing company, today announced that its 2004 Annual Meeting of Shareholders will be held on Monday, September 13, 2004, at 3:00 p.m. Eastern Time at the Richmond Marriott West, located at 4240 Dominion Boulevard, Glen Allen, Virginia 23060. Saxon also announced that it has designated the close of market on August 3, 2004 as the record date for shareholders entitled to notice of and to vote at the Annual Meeting. At the Annual Meeting, shareholders of record will be asked to elect two of Saxon’s five directors and to provide the approval necessary to effect the conversion of Saxon to a real estate investment trust (commonly referred to as a REIT). Shareholders will also be asked to approve a new 2004 Incentive Compensation Plan and a new 2004 Employee Stock Purchase Plan, and to vote upon any and all such other matters as may properly come before the Annual Meeting. The mailing of the proxy statement/prospectus, the annual report, voting materials, admission tickets to the Annual Meeting, and meeting information is expected to begin on or about August 11, 2004, to shareholders of record as of August 3, 2004. Those shareholders wishing to attend the Annual Meeting must present the admission tickets or other evidence of stock ownership at the Annual Meeting. Any questions regarding the Annual Meeting may be addressed to Saxon’s Investor Relations department at (804) 967-7879 or InvestorRelations@saxonmtg.com.

About Saxon

Saxon is a residential mortgage lender and servicer that originates, purchases, securitizes and services real property secured mortgages. Saxon is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon’s production subsidiaries, Saxon Mortgage, Inc., and America’s MoneyLine, Inc. originate and purchase loans through wholesale, correspondent and retail business channels. Saxon currently originates and purchases loans in 49 states, through its network of approximately 4,000 brokers, 400 correspondents, and 25 retail branches. As of June 30, 2004, Saxon’s servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $11.4 billion. For more information, visit www.saxoncapitalinc.com.

Information Regarding Forward Looking Statements

Statements in this news release reflecting our future, plans and strategies, are “forward-looking statements” that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect our future plans. Saxon’s actual results and the timing and occurrence of expected events could differ materially from our plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon’s ability to successfully implement its growth strategy, (iii) Saxon’s ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon’s loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon’s servicing platform and technological capabilities, (viii) Saxon’s ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon’s ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon’s industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of August 5, 2004. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

Additional Information and Where To Find It

In connection with a proposed transaction, Saxon and Saxon REIT, Inc. have filed a preliminary proxy statement/prospectus and expect to file a definitive proxy statement/prospectus with the Securities and Exchange Commission on or about August 5, 2004.  SHAREHOLDERS AND INVESTORS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS, ABOUT SAXON AND SAXON REIT, INC. AND THE PROPOSED TRANSACTION. The proxy statement/prospectus and other documents are available free of charge at the SEC’s website (www.sec.gov) and can also be obtained by directing a request to Bobbi J. Roberts, Vice President, Investor Relations, Saxon Capital, Inc. 4860 Cox Road, Suite 300, Glen Allen, Virginia, Telephone 804.967.7879, email: InvestorRelations@saxonmtg.com.

Saxon, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Saxon and their ownership of Saxon stock is set forth in the proxy statement/prospectus.